[Logo] Sysco Corporation 1390 Enclave Parkway Houston, TX 77077 sysco.com

April 8, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 27, 2013
File No. 001-6544

Dear Ms. Ransom:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 25, 2014 with respect to the Company’s Form 10-K, filed August 27, 2013 (“Form 10-K”).

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. Sysco appreciates your review and your comments and views them as additional tools in achieving these goals. The Company’s responses to your comments are listed below. For your convenience, comments contained in your March 25, 2014 letter are reprinted in bold italics below. Where Sysco intends to provide additional disclosures, with the Staff’s permission, Sysco intends to include these on a prospective basis. In these cases, example language is provided to facilitate your review.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 1. Business, page 1

Type of Customer, page 2

1.	Please provide further details regarding the “Other” type of customer included in your chart on page 2, including but not limited to the types of customers included in this group. We note that “Other” customers constituted 16% of your sales in each of 2012 and 2011, but increased to 20% of your sales in 2013.

Company Response

Sysco’s “Other” type of customers includes airlines, cruise lines, cafeterias that are not stand alone restaurants, governments and military organizations, bakeries, caterers, churches, civic and fraternal organizations, vending distributors, other distributors and international exports. None of the type of customers included in “Other,” as a group, exceeded 4% of the total sales in any of the years for which information is presented. With the announcement earlier in fiscal 2014 of our agreement to merge with US Foods, Inc., Sysco is reevaluating its sales by types of customer classification and therefore, in future filings, we may use a different classification; however, we will endeavor to present similar detail to that shown below with respect to any future classifications.

Based upon available information, we estimate that sales by type of customer during the past three fiscal years were as follows:

Type of Customer	2013	2012	2011
Restaurants	61%	63%	62%
Hospitals and nursing homes	9	10	11
Hotels and motels	5	6	6
Schools and colleges	5	5	5
Other (1)	20	16	16

Totals	100%	100%	100%

(1)	Other includes airlines, cruise lines, cafeterias that are not stand alone restaurants, governments and military organizations, bakeries, caterers, churches, civic and

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

fraternal organizations, vending distributors, other distributors and international exports. None of these types of customers, as a group, exceeded 4% of total sales in any of the years for which information is presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Business Transformation Project, page 19

2.	We note your statement on page 18 that that you “have experienced higher operating expenses this fiscal year as compared to fiscal 2012. [Y]our Business Transformation Project has been a primary contributor to this increase.” We also note your statement on page 20 that “[d]espite the increase in expense, our cash outlay for our Business Transformation Project, which excludes non-cash software amortization, decreased approximately $48 million as compared to fiscal 2012.” Please provide the basis for this disclosure, and reconcile the above statements.

Company Response

Sysco’s Business Transformation Project includes an integrated software system commonly referred to as an Enterprise Resource Planning system. Expenditures associated with this system have been expensed or capitalized as internal-use software, in accordance with accounting principles. Sysco’s disclosure provided in the Business Transformation Update section was intended to provide the reader with the impact this project had to Sysco’s operating expenses and cash outlay in fiscal 2013 as compared to fiscal 2012. In fiscal 2013, Sysco’s expenses increased compared to fiscal 2012 primarily from non-cash amortization expense and lower levels of capitalization of costs applied to internal use software. This was principally the result of the Company’s determination that the software was ready for its intended use during the first quarter of fiscal 2013, and thus Sysco began amortizing the asset. Sysco experienced lower levels of cash outlay as the total cash expended in fiscal 2013, for items recognized as an expense or a capital asset, were lower than fiscal 2012 by $48 million.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

Sysco intends to include additional disclosure in future filings similar to the following:

Business Transformation Project Expenditures

	2013	2012	Change in Dollars
		(In millions)

Operating expense	$330.5	$193.1	$137.4
Capital expenditure	20.0	146.2	(126.2)
Amortization	(76.8)	(17.1)	(59.7)

Cash outlay	$273.7	$322.2	$(48.5)

Expenses related to the Business Transformation Project were $330.5 million in fiscal 2013 or $0.36 per share and $193.1 million in fiscal 2012 or $0.21 per share. The increase in costs in 2013 was largely attributable to deployment costs and software amortization, which began in the first quarter of fiscal 2013 and totaled $76.8 million. Despite the increase in expense, our cash outlay for our Business Transformation Project, which excludes non-cash expenses such as software amortization, decreased approximately $48 million as compared to fiscal 2012 due to lower levels of spend on internal labor and consultants.

Contractual Obligations, page 39

3.	Please confirm that your operating lease obligations are included in your tabular disclosure of contractual obligations under the heading “Long-term non-capitalized leases.” If true, revise your disclosure accordingly in future filings. In this regard, we note your disclosure regarding operating leases in Note 11 of your financial statements. Please see Item 303(a)(5)(i) of Regulation S-K.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

Company Response

Sysco confirms that “Long-term non-capitalized leases” includes its operating lease obligations. In future filings, this caption in the Contractual Obligations table and in our disclosure within the lease footnote will be changed to “Operating lease obligations.”

Sysco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

/s/ Russell Libby

Russell Libby
Executive Vice President - Corporate Affairs and Chief Legal Officer

cc:	Liz Walsh
B. Joseph Alley, Jr., Arnall Golden Gregory LLP
Robert C. Kreidler, Sysco Corporation